EXHIBIT 12

GE LIFE AND ANNUITY ASSURANCE COMPANY AND SUBSIDIARY

Computation of Ratio of Earnings to Fixed Charges

Three Months Ended March 31, 2003

(Dollar amounts in millions)

(Unaudited)

Ratio of Earnings to Fixed Charges
Net earnings	$24.9
Provision for income taxes	11.4

Earnings before income taxes	36.3

Fixed charges:
Interest	—
Interest portion of net rentals	.2

Total fixed charges	.2

Less interest capitalized, net of amortization	—

Earnings before income taxes, plus fixed charges	$36.5

Ratio of earnings to fixed charges	182.5

For purposes of computing the ratios, fixed charges consist of interest on all indebtedness and one-third of rentals, which management believes is a reasonable approximation of the interest factor of such rentals.